SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 184nd Board of Directors’ Meeting” dated on November 17, 2010.

(São Paulo – Brazil; November 18, 2010) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 184th Board of Directors’ meeting held on November 17, 2010:

1. DATE, TIME AND VENUE: Held on November 17 (seventeen), 2010, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, nº 851, in the Capital of São Paulo State.

2. ATTENDEES: Board members that signs this minute attended the meeting, verifying the quorum according to the Company’s Bylaws.

3. DELIBERATIONS:

3.1) NOMINATION OF BOARD OF DIRECTORS TO OPEN VACANCY: The Board of Directors, unanimously and considering the open vacancy due to death, on September 20, 2010, of the Board Enrique Used Aznar, appointed in his replacement, to serve until the first General Shareholders´ Meeting under Article 150 of Law #6404/76 and as a complement of the term in course that will expire in the date of the General Shareholder’s Meeting in 2013, Mr. Luis Miguel Gilperez Lopez, Spanish, married, academic background in industrial engineering, bearer of the Passport #542521, resident and domiciled in Madrid, Spain, with commercial address at Ronda de Comunicación, s/nº, District C, West Building 3. It was registered that the mandate of the member resident and domiciled abroad will be conditioned to appoint a representative that resides in Brazil, under the terms of the 2nd paragraph of article 146 of the Corporate Law. In the opportunity was presented the curriculum of the member appointed, and was also informed that the member was not involved in legal impediments to exercise the Board of Director position and that was in condition of sign a declaration of disengagement according to paragraph 4 of the article 147 of Law #6404/76 and Article 2 of CVM´s Instruction 367 of May 29, 2002.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 18, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director